Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Jefferson County Bancshares, Inc.
Commission File No.: 001-15373

Enterprise / Eagle Merger FAQs for Eagle Associates
November 3, 2016

What health insurance will be provided and at what cost to employees? Will the benefit plan options (medical, pharmacy, dental, vision) be distributed by the end of the year or will they stay the same going into next year?
The current expectation is to transition all associates onto a common benefits platform no later than 1/1/2018. Each organization will maintain its separate programs until all associates are transitioned.

In response to a number of questions related to time off, disability, and other such programs:
Decisions about the combined organization's time off programs, including how and when to transition associates from their current programs to those identified for the future, will be determined in due course. All changes will be communicated and any necessary education/training will be provided prior to implementation. In the meantime, current program guidelines will be followed and associates should continue to follow current processes regarding requesting and gaining approval for future time off.

How will our 401(k) / JCB stock be handled and what is the associated timing? Do we have the option to review the new 401(k) options prior to being auto-enrolled in the Enterprise plan?
We will carefully prepare for the transition from the current Eagle 401(k) plan to the combined company's plan, and will communicate and support associates as needed throughout the process. The transition process will include education about all program options.

Will staff salaries be affected?
Enterprise is in the process of reviewing and assessing its compensation structure and practices. When Eagle associates transition to employment with the combined organization, compensation will likewise be reviewed, assessed and adjusted for consistent compensation practices across the combined organization.

Will staff be able to draw unemployment?
Any associate whose employment is terminated directly as a result of the consummation of the merger will be able to apply for unemployment compensation.

Will COBRA be offered?
All COBRA laws and regulations will be followed. In addition, Enterprise’s current practice is to pay 90 days of the employer portion of COBRA as part of the severance package.

Will our performance review process change?
Performance review processes will be reviewed and assessed. Transition plans will be communicated to associates at the appropriate time.

What do we have to do to prepare for conversations with the managers and HR from Enterprise?  Do we need to update our resumes and/or conduct job interviews?
Employees of JCB and Eagle are not automatically terminated as a result of the corporate merger transaction. In preparation for the integration process, we are in discussions about personnel and staffing decisions for the combined organization and how candidates will be screened. Once process details have been determined, they will be shared with all associates. In the meantime, it is always a good idea to make sure your resume is up to date!

Is the dress code for Enterprise different from our current one?
The dress codes at Eagle and Enterprise are similar, but not exactly the same. A common dress code will be created and communicated at the appropriate time.

Will all employees who are not retained receive severance?
All associates whose positions are eliminated as a result of the merger and who do not find another position within the combined company will be offered a severance package.

Does Enterprise have a sales culture with sales quotas?
Enterprise does not have product quotas. Instead, Enterprise approaches branch sales from a service perspective, given its Mission statement to guide clients to a lifetime of financial success. The company’s obligation is to engage clients in order to understand their financial needs and ensure they receive the products they need and will use.

What products will be offered? What happens to our employee accounts?  Will the benefits through Bazing change?
Enterprise is currently mapping all product features and benefits to compare products and determine the appropriate product set, and decisions will be communicated to associates at the appropriate time.

Will branch hours change?
Enterprise does not intend to change hours, as they have been set by the current management team based on client need. This is an analysis Enterprise performs periodically to ensure client expectations are being met.

Will Customer Service staff (new accounts) be able to make loans at the desk?
All current processes at Eagle are being assessed, or will be in the future, in order to determine how they fit within the combined organization. Decisions will be communicated at the appropriate time.

How will training for staff be accomplished?
One of Enterprise’s past approaches that has proven to be effective is what it calls "sister branches". Each Eagle branch will be assigned to an Enterprise sister branch, and the managers and staff at those branches will work with and support one another throughout the transition process. A comprehensive training plan will also be created to ensure a well-coordinated approach to training across the combined organization. More details will be communicated at the appropriate time.

Will account numbers remain the same?
While we cannot guarantee account numbers will remain the same, clients should not change any of their current practices.

Will debit cards remain the same or will they be reissued?
Multiple options are being investigated in order to provide the greatest benefits and features to clients with as little impact as possible.

When will employees know the timeline of the transition?
The transaction is subject to closing conditions, including regulatory approval and JCB shareholder approval. As more information becomes available, and plans are finalized and decisions are made, we are committed to being as transparent as possible, while complying with applicable laws.

When will meetings with the Enterprise management team begin?
Meetings have already taken place between the Enterprise retail leadership team and each Eagle branch. There has also been an informational meeting with lenders from each organization. Plans are underway to have Town Hall meetings to let all employees know about the bank, timelines relative to transaction close and eventual conversion, benefits and other information.

Will departments be moving to different locations?
All processes are being assessed in order to determine how the combined entity will be organized. As we get closer to the closing, there will be communication regarding the plan. The goal is to minimize disruption for employees and clients.

Will certain departments be asked to stay on only through conversion?
Future staffing needs are currently being evaluated and all decisions regarding individuals, teams and departments will be made and communicated within 30 days post-close.

What will happen to the Darn Good Job points in the Eagle Bank store?
This program will be evaluated and any changes to be made will be communicated at the appropriate time.

Additional Information About the Merger and Where to Find It
In connection with the proposed merger transaction, Enterprise Financial Services Corp (“Enterprise”) will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of Jefferson County Bancshares, Inc. (“JCB”), and a Prospectus of Enterprise, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about the Enterprise and JCB, may be obtained once filed at the SEC’s website www.sec.gov. Enterprise and JCB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of JCB in connection with the proposed merger. Information about the directors and executive officers of Enterprise is set forth in the proxy statement for Enterprise’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 16, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Disclaimers
The questions and answers in this FAQ page are intended to provide a brief summary. If there is an inconsistency between this document and the plan documents, the plan documents will govern. Further, Enterprise reserves the right to amend and terminate any of its benefit plans, programs or arrangements at any time.